LPBP INC.                                                                                          447 March Road
Ottawa, Ontario
K2K 1X8
Tel:  (613) 592-3400
Fax: (613) 592-0571

February 28, 2011

All Securities Commissions

Dear Sirs:

RE:	LPBP INC. Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 14, 2011
RECORD DATE FOR NOTICE:	February 28, 2011
RECORD DATE FOR VOTING:	February 28, 2011
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118102

Yours very truly,

LPBP INC.

/s/ Sandra Lett

Per:           Sandra Lett
Law Clerk